UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with the meeting of holders of Class B ordinary shares of no par value each (the “Class B Meeting”) and the extraordinary general meeting of shareholders of Magic Empire Global Limited (the “EGM”, collectively, the “Meetings”), a British Virgin Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Proxy Statement and Notice of the Meetings, dated July 22, 2026
99.2	Form of the Fourth Amended and Restated Memorandum and Articles of Association
99.3	Form of Proxy Card of the Class B Meeting
99.4	Form of Proxy Card of the EGM

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: July 14, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

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